

GKN PLC

GKN plc
PO Box 55, Ipsley House,
Ipsley Church Lane, Redditch
Worcestershire B98 0TL
England
T +44 (0)1527 517715
F +44 (0)1527 517700

3 February 2005

The United States Securities and Exchange Commission
Exemption File 82-5204
Division of Corporate Finance
Room 3094 (3-6)
450 5th Street
Northwest
Washington DC 20549
USA




05005950

Dear Sirs,

GKN plc – completion of remaining 51% shareholding in Velcon from DESC

For your information I enclose a copy of the above announcement.

Yours faithfully,

pp **David Pavey**
Assistant Company Secretary

Encs

1 February 2005

GKN Completes Acquisition of the Remaining 51% Shareholding in Velcon from DESC

GKN plc today announces that it has completed the acquisition of the 51% equity interest that it does not already own in Velcon S.A. de C.V. ("Velcon"), its Mexican constant velocity joint ("CVJ") joint venture.

The consideration for the acquisition from Desc, S.A. de C.V ("Desc") of the shares in Velcon and expansion land adjacent to the current facility was $83 million (£44 million), and will be satisfied in cash out of existing resources. 51% of Velcon's net assets were 507 Peso million (£23 million) and profits, before taxation provisions, attributable to the 51% were 105 Peso million (£5 million) based on the most recent audited accounts for the twelve months ended 31 December 2003. The balance sheet at completion will contain net cash of at least $12 million (£6 million). 51% of any surplus cash over and above this amount will be paid to Desc. The acquisition is expected to be earnings accretive.

Arthur Connelly, CEO of GKN Driveline Driveshafts, said: "This is an important step in the realisation of the CVJ manufacturing strategy announced in March last year. Taking full control of Velcon will build on our successful joint venture relationship with DESC and enable us to fully integrate Mexico into our global supply chain."

Further enquiries:

GKN Corporate Communications
+ 44 (0)20 7463 2354

ENDS

GKN PLC

GKN plc
PO Box 55, Ipsley House,
Ipsley Church Lane, Redditch
Worcestershire B98 0TL
England
T +44 (0)1527 517715
F +44 (0)1527 517700

3 February 2005

The United States Securities and Exchange Commission
Exemption File 82-5204
Division of Corporate Finance
Room 3094 (3-6)
450 5th Street
Northwest
Washington DC 20549
USA

Dear Sirs,

GKN plc – Deutsche Bank Notification of Major Interest in Shares

For your information I enclose a copy of the above announcement.

Yours faithfully,



pp **David Pavey**
Assistant Company Secretary

Encs

Announcement by GKN plc

Notification of Major Interest in Shares

GKN plc (the 'Company') announces that, on 2 February 2005, it received notification from Deutsche Bank AG that they no longer have a notifiable interest in the issued share capital of the Company.

Grey Denham
Secretary

3 February 2005